Exhibit 99.72

ORLA MINING LTD.

Certificate

In connection with the annual and special meeting of the shareholders of Orla Mining Ltd. (the “Corporation”) to be held on June 12, 2019 (the “Meeting”), the undersigned, Etienne Morin, Chief Financial Officer of the Corporation, hereby provides notice the Corporation is relying on Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and certifies for and on behalf of the Corporation (and not in his personal capacity) that the Corporation: (a) has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101; and (b) has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above.

Dated as of this 14th day of May, 2019.

ORLA MINING LTD.

(signed) “Etienne Morin”
Etienne Morin
Chief Financial Officer